Exhibit 99.58

ASSET PURCHASE AGREEMENT
- Between -
PHOENIX WORLD ELECTRONICS TRADING LLC
- and -
BITZERO BLOCKCHAIN INC.
February 2, 2022

TABLE OF CONTENTS

1.1	Meaning	1
1.2	Currency	4
1.3	Knowledge	4
1.4	Time and Day	5
1.5	Statutory Reference	5
1.6	Extended Meaning	5
1.7	Entire Agreement	5
1.8	Headings and Reference	5
2.1	Purchase and Sale	6
2.2	2.2 Purchase Price	6
2.3	Transfer of Ownership	7
2.4	Allocation of Purchase Price	7
2.5	Use of Legal Counsel to act as Intermediary	7
2.6	Removal of Purchased Assets	8
2.7	Becoming Listed	8
2.8	No Further Capital Raises	8
3.1	Corporate Matters	9
3.2	Agreements and Approvals	9
3.3	Property of Vendor	10
3.4	General Matters	10
4.1	Status	12
4.2	Due Authorization	12
4.3	In relation to the Payment Shares	12
4.4	In relation to Litigation	12
4.5	In relation to Material Disclosure	13
4.6	Enforceability	13
4.7	No Conflict	13
4.8	No Approvals	13
5.1	Standstill	14
5.2	Rights of First Refusal	14
6.1	Board of Directors	15
6.2	Advisory Board	15
7.1	Survival	15
7.2	Indemnification by the Vendor	16
7.3	Indemnification by Purchaser	16
7.4	Indemnification and Obligation to Pay	16
7.5	Notice and Participation	16
8.1	Confidentiality	17
8.2	Disclosure	17
9.1	Non-Transferability, Reasonable Efforts	17
9.2	Fees and Expenses	17
9.3	Further Assurances	17
9.4	Notice	18
9.5	Severability	19

 - ii -

9.6	Waivers	19
9.7	Default	19
9.8	Successors and Assigns	19
9.9	Non-Assignment	19
9.10	Amendment	19
9.11	Governing Law and Jurisdiction	19
9.12	Counterparts	19

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is entered into on February 2, 2022.

BETWEEN:

PHOENIX WORLD ELECTRONICS TRADING LLC, a limited liability company registered in Dubai, and operating under license number 891739, with its registered address at Office 1 & 2, 1st floor, Al Reemas Building, Sheikh Zayed Road, Dubai, PO Box 450341, UAE, represented by Munaf Ali (munaf@phoenixtech.org) (the “First Party” and “Munaf’ respectively);

(the “Vendor”)

AND:

BITZERO BLOCKCHAIN INC., incorporated in Canada, operating under company number BC1300647, with its registered address at 2416 Main Street, Suite 398, Vancouver BC V5T 3E2 Canada represented by Akbar Shamji, director and Chief Vision Office;

(the “Purchaser”)

RECITALS

A.	The Vendor is in the business of selling and hosting crypto mining machines;

B.	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Purchased Assets upon and subject to the terms and conditions contained in this Agreement;

THEREFORE, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Meaning

Unless the context otherwise requires, the following terms have the following meanings:

1.1.1	“Affiliate” means any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, another Person and for greater certainty includes a subsidiary;

1.1.2	“Agreement” means this agreement, as modified from time to time by the Parties;

1.1.3	“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, regulations, treaties, judgments and decrees applicable to that Person, property, transaction or event and all applicable rules, authorizations and orders of any Governmental Entity having authority over that Person, property, transaction or event;

1.1.4	“Business” means the selling and hosting of crypto mining machines, carried out by the Vendor on, up to, and after the Closing Date;

1.1.5	“Business Day” means any day except Saturday, Sunday and any other day on which financial institutions are generally not open for business in the city of Vancouver, British Columbia;

1.1.6	“Claims” includes claims, demands, complaints, actions, suits, causes of action, assessment or reassessments, charges, judgments, debts, Liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees, including fees of legal counsel on a solicitor and his or her own client basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

1.1.7	“Closing Date” means no later than February 15, 2022 or such other date as may be agreed upon by the Parties in writing, by which the following shall all have occurred:

(i)	Luxor Technologies has been instructed to, and has carried out, the inspection of the Purchased Assets as referred to in Clause 2.5, and therewith, provided the necessary approval of the Purchased Assets to the Purchaser’s lawyer as further indicated in the same Clause;

(ii)	The Purchaser’s lawyer has filed the documents and application(s) necessary to register the Vendor as the owner of the Payment Shares and such ownership of the Payment Shares has been effected in the name of the Vendor; and

(iii)	The Purchased Assets have been identified and either separated or marked as being such from the rest of the machines owned by the Vendor at the warehouse (i.e. storage facility) in Hong Kong.

1.1.8	“Control” means, with respect to a legal person, the ownership, directly or indirectly of securities of such legal person to which are attached more than 50% of the votes that may be cast to elect directors of such legal person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policy of such legal person, whether through the ownership or holding of its securities, or through the exercise of voting rights in respect of such securities by proxies given by the owner of such securities;

1.1.9	“Encumbrance” means any charge, mortgage, lien, hypothec, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights, whether or not they constitute specific or floating charges as those terms are understood under the laws of the Province of British Columbia;

1.1.10	“Final Resolution Date” has the meaning given to it in Clause 7.4;

1.1.11	“Good Standing”, when used in reference to a corporation, denotes that such corporation has not been discontinued or dissolved under the laws of its incorporating jurisdiction or the jurisdiction under which it has been continued, as the case may be, that no steps or proceedings have been taken to authorize or require such discontinuance or dissolution and that such corporation has submitted to the relevant authority all notices or returns of corporate information and all other filings required by Applicable Law to be submitted to such authority;

1.1.12	“Governmental Entity” means (a) any multinational, federal, provincial, state, departmental, municipal or local government or public body or any department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, board or authority of those entities; and (c) any public, quasi-governmental or private body exercising a regulatory, expropriation or taxing authority under or for the account of those entities;

1.1.13	“Indemnified Amount” has the meaning given to it in Clause 7.4;

1.1.14	“Indemnified Party” shall have the meaning ascribed to such term in Clause 7.4;

1.1.15	“Indemnifying Party” shall have the meaning ascribed to such term in Clause 7.4;

1.1.16	“Law” means any statute, regulation, rule, decree, code, guideline, decision, judgement, ruling, award, policy or order of a Governmental Entity, and any of their provisions, including the provisions or principles of civil and common law and of equity, binding the Person referred to in the context in which that word is used;

1.1.17	“Liability” means any obligation, debt, undertaking, covenant, guarantee, promissory note or assumption agreement regardless of whether it is liquidated, unliquidated, absolute or contingent.

1.1.18	“Material Adverse Effect” means the result of any change, event, fact, circumstance or omission in or affecting the Transaction or the Purchased Assets that has or would reasonably be expected to have a material adverse effect on the Transaction or the financial condition of the Purchased Assets;

1.1.19	“Notice” means any notice, approval, demand, direction, consent, designation, request, document, instrument, certificate or other communication required or permitted to be given under this Agreement;

1.1.20	“Party” means any signatory to this Agreement and any other Person that, from time to time, becomes a party to this Agreement;

1.1.21	“Payment Shares” has the meaning given to it in Clause 2.2.1(a);

1.1.22	“Person” means any individual, legal person, partnership, trust, Governmental Entity or any other entity (with or without a patrimony by appropriation) as well as any group of persons;

1.1.23	“Purchase” means the transaction of purchase and sale of the Purchased Assets contemplated by this Agreement;

1.1.24	“Purchase Price” has the meaning given to it in Clause 2.2;

1.1.25	“Purchased Assets” has the meaning given to it in Clause 2.1;

1.1.26	“Purchaser” means Bitzero Blockchain Inc.;

1.1.27	“Related Party” means any Person that is a related party, as such term is defined in the Income Tax Act (Canada), as amended from time to time, in respect of another Person;

1.1.28	“Schedules” shall mean any schedule to this Agreement;

1.1.29	“Taxes” means all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, reassessments, withholdings and other charges of any nature imposed by any Governmental Entity, including income tax, capital tax (including large Vendors), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, stamp, registration, franchise, employment, health, education, social security, gross receipts, license, transfer, recording, business, school, property, local improvement, development, education development and occupation taxes and surtaxes, together with all fines, interest and penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, reassessments, withholdings, dues and other charges;

1.1.30	“Transaction” means the sale and purchase of the Purchased Assets from the Vendor by the Purchaser, and therewith, the Vendor receiving and becoming the registered owner of the Payment Shares, in accordance with the provisions of this Agreement;

1.1.31	“Vendor” means Phoenix World Electronics Trading LLC;

1.2	Currency

Unless otherwise specified, an amount in currency is in United States dollars.

1.3	Knowledge

A statement made to “a Party’s best knowledge” and any other references to the knowledge of a Party are made on the basis of the Party’s actual knowledge, after diligent inquiry of the relevant subject matter, or on the basis of such knowledge of the relevant subject matter as the Party would have had if it had conducted such diligent inquiry.

1.4	Time and Day

Unless otherwise specified:

1.4.1	a reference to time is to the time in Vancouver, British Columbia, Canada;

1.4.2	if a date fixed to act falls on a day that is not a Business Day, that act may be done on the following Business Day;

1.4.3	in computing a time limit, the day that marks the start of the time limit is not counted but the day that marks the end of the time limit is counted.

1.5	Statutory Reference

Unless the context otherwise requires, a legislative or regulatory reference refers to it as it may be amended, re-enacted or replaced or, if repealed and not replaced, to it as it is in effect immediately before it is repealed.

1.6	Extended Meaning

Unless the context otherwise requires, words importing gender include both genders and vice versa and words importing the singular include the plural and vice versa.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the Parties relating to its subject matter and supersedes all prior agreements, discussions, negotiations and representations, including the Memorandum of Understanding (“MOU”) entered into between the Parties, dated January 28, 2022, and any other agreements, discussions, negotiations and representations, whether oral or written, related to its subject matter.

1.8	Headings and Reference

The division of this Agreement into articles, clauses, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. “Article”, “Clause” or “Schedule” refers to the specified article, paragraph, subparagraph, other subdivision or schedule of or to this Agreement.

Article 2
PURCHASE AND SALE

2.1	Purchase and Sale.

2.1.1	Subject to the provisions of this Agreement, the Vendor hereby agrees to sell, assign and transfer to the Purchaser and the Purchaser hereby agrees to purchase and receive from the Vendor, the crypto mining machines (machines for short) listed below (collectively, the “Purchased Assets”):

(a)	1,440 machines of specification S19J Pro, having the following characteristics

(i)	390 machines with 90 TH;

(ii)	650 machines with 95 TH; and

(iii)	400 machines with 104 TH;

For a total of 138,450 TH.

(b)	Machines totalling 150,000 TH.

2.1.2	Warranty Rights. All warranty rights against manufacturers or suppliers which are related to the Purchased Assets shall be transferred to the Purchaser once the Purchased Assets have become the property of the Purchaser pursuant to the provisions of Clause 2.5 to follow. The applicable warranty associated with each Purchase Asset shall be as attached to this Agreement at Schedule 1. Given the Vendor’s longstanding relationship with the manufacturer of the Purchased Assets, the Vendor hereby agrees to provide reasonable assistance to the Purchaser if needing to enforce the warranty in relation to the Purchased Assets or for such other things as the Purchaser may reasonably require from the manufacturer in relation to the Purchased Assets.

2.2	Purchase Price.

2.2.1	The aggregate purchase price of the Purchased Assets (the “Purchase Price”) is equal to US$28,951,125, as detailed below and shall be paid and satisfied by the Purchaser as follows:

(a)	Breakdown of Purchase Price:

(i)	With reference to the machines in Clause 2.1.1(a), the price per TH is US$102.5. Since the total TH will be 138,450 TH, the total price will be US$14,191,125, but which excludes any shipping costs, import duties and/or any other taxes of any nature.

(ii)	With reference to the machines in Clause 2.1.1(b), the price per TH is US$98.4. Since the total TH will be 150,000 TH, the total price will be US$14,760,000, which excludes any shipping costs, import duties and/or any other taxes of any nature.

(b)	Payment of the Purchase Price: the Purchase Price shall be paid by the Purchaser to the Vendor, by the Purchaser issuing common shares in the capital of the Purchaser to the Vendor (the “Payment Shares”), as set out in more detail below:

(i)	with reference to the machines in Clause 2.1.1(a), the Purchaser shall issue 35,477,812 Payment Shares to the Vendor at a price of US$0.40 per Payment Share; and

(ii)	with reference to the machines in Clause 2.1.1(b), the Purchaser shall issue 36,900,000 Payment Shares to the Vendor at a price of USD$0.40 per Payment Share.

2.3	Transfer of Ownership.

2.3.1	Assumption of Risk.

The Purchaser and the Vendor agree that the transfer of ownership of the Purchased Assets from the Vendor to the Purchaser will take place as soon as the Vendor has been registered as a shareholder in the Purchaser and received all of its Payment Shares, and therewith, the Purchaser shall become the legal owner of the Purchased Assets. Notwithstanding the foregoing, the Parties agree that the Purchaser may continue to store the Purchased Assets with the Vendor after the Vendor has been registered as the owner of the Payment Shares, in the Vendor’s warehouse space in Hong Kong, up to and including April 15, 2022. During this time, the Purchased Assets still stored there, shall remain under the insurance applied to the Vendor’s other machines stored at the same location. The Purchaser may at any time before April 15, 2022, provided the Vendor has been registered as the owner of the Payment Shares, remove all or some of the Purchased Assets from the warehouse, but which the Purchaser shall ensure are all removed by April 15,2022, unless otherwise agreed between the Parties in writing. Once any machines have been removed from the warehouse by the Purchaser, the Purchaser shall ensure it has sufficient insurance for the transport and installation of the machines at its sole cost. When the Purchaser wishes to remove any of the Purchased Assets from the warehouse in which they are stored however, it shall inform the Vendor, for which the Vendor shall arrange for the applicable paperwork and approvals to be obtained so that the Purchaser can remove such machines, and make the necessary arrangements with both the Purchaser and the warehouse for the same.

2.4	Allocation of Purchase Price.

The Vendor and the Purchaser agree to allocate the Purchase Price to the price of the Purchased Assets, for which the Vendor shall receive the Payment Shares. Each Party shall report the Purchase for all federal, provincial, state, departmental and local tax purposes in mutually agreeable form and in a manner consistent with such allocation (where applicable to a Party).

2.5	Use of Legal Counsel to act as Intermediary.

The Purchaser shall instruct its legal counsel, BCF, of the subject matter of this Agreement and to prepare the necessary paperwork for the transfer of the Payment Shares to the Vendor, which the Purchaser shall sign but which shall be dated by such legal counsel at the appropriate time in accordance with the following process:

(i)	The Purchaser shall instruct Luxor Technologies, a third party inspections agent to go and inspect the Purchased Assets at the applicable warehouse at which they are being stored in Hong Kong.

(ii)	Once Luxor Technologies has approved that the Purchased Assets are as per the specifications given in this Agreement, the legal counsel shall file the application to transfer the Payment Shares. This shall take place automatically and shall be filed immediately upon Luxor Technologies having confirmed the Purchased Assets after the inspection.

(iii)	The instructions given pursuant to this Clause shall be given on an irrevocable basis.

(iv)	Once the Payment Shares have been registered in the Vendor’s name, the Purchased Assets shall officially belong to the Purchaser, and shall become subject to the provisions of Clause 2.3.1 herein.

2.6	Removal of Purchased Assets.

Should the Purchase wish to remove any or all of the Purchased Assets from the warehouse, it shall send an email to ali@phoenixtech.org requesting access to the warehouse, and therewith the Purchased Assets, which should also state the proposed date and the full name and details of who should be granted access. Is it Alireza Aletomeh will then coordinate with the warehouse to have such access granted as per the information given. It shall be noted that the warehouse is an independent third party over which the Vendor does not exercise control and thereby should not be held labile for any actions and/or inactions of the warehouse, and therewith any responses from the warehouse and/or suggestions of alternative dates.

2.7	Becoming Listed.

Subject to market conditions, the Purchaser plans to become listed on the NEO Exchange in Canada during the second quarter (Q2) of 2022 and provided this has been achieved in general (and not necessarily as per this timeline), the Purchaser shall seek to be listed on the NASDAQ Exchange in the United States, as soon as commercially possible upon the Purchaser meeting all of the listing requirements set forth by the NASDAQ Exchange (and therewith, may also skip listing on the NEO Exchange and go straight to NASDAQ).

2.8	No Further Capital Raises.

Once the Payment Shares have been registered in the name of the Vendor, the Purchaser shall not raise any additional and/or further capital, nor offer or sell any shares (other than the Purchaser’s current ongoing raise, as at the time date of this Agreement) of any type, until the Purchaser has been successfully listed on the NEO Exchange, save and except if, such issuance is required for the overall conduct of the business of the Purchaser in good faith. In such a case, the Vendor shall be granted matching pre-emptive rights to participate in such issuance. Notwithstanding the foregoing, where a new investor is outstanding and such investor is being brought on for strategic reasons, the Vendor may consent to have the provisions of this Clause waived for such new investor at the Purchaser’s written request, which consent shall not be unreasonably withheld.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as stated below and acknowledges that the Purchaser is relying on the accuracy of each such representations and warranties in entering into this Agreement and completing the Purchase.

3.1	Corporate Matters.

3.1.1	Status and Capacity. The Vendor has been duly incorporated and organized, is a subsisting corporation in Good Standing under the laws of the jurisdiction under which it subsists and has the corporate power and capacity to execute and deliver this Agreement and to consummate the Purchase and otherwise perform its obligations under this Agreement.

3.1.2	Authorization of Sale. The execution and delivery of this Agreement and the consummation of the sale of the Purchased Assets have been duly and validly authorized by the Vendor (provided the Payment Shares have been received by the Vendor) and, if required, by its shareholders and no other corporate proceedings or approvals on the part of the Vendor or its shareholders are necessary to authorize this Agreement or the sale of the Purchased Assets.

3.1.3	Enforceability. This Agreement has been duly and validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor enforceable against it in accordance with its terms.

3.1.4	Residence. The Vendor is a non-resident of Canada within the meaning of the Income Tax Act (Canada).

3.2	Agreements and Approvals.

3.2.1	No Other Purchase Agreements. No Person, other than the Purchaser or any Related Party with the Purchaser, has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for the purchase or other acquisition from the Vendor of the Purchased Assets, unless this Agreement is terminated and the Transaction does not go through (i.e. the Purchased Assets are either (i) not approved by Luxor Technologies pursuant to the provisions in Clause 2.5 or (ii) the Payment Shares are not registered in the name of the Vendor).

3.2.2	Contractual and Regulatory Approvals. No authorization, approval, order, licence, permit or consent of, or payment to, any Governmental Entity, any municipal, regional or other authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Vendor with any such Governmental Entity, regulatory body or agency, or court is required, and the Vendor is not under any obligation, contractual or otherwise, to request or obtain the consent or approval of any Person or to make any notification to any Person:

(a)	to consummate the transactions contemplated by this Agreement;

(b)	to execute and deliver all of the documents and instruments to be delivered by the Vendor under this Agreement;

(c)	to duly perform and observe the terms and provisions of this Agreement; and

(d)	to render this Agreement legal, valid, binding and enforceable.

Complete and correct copies of any agreements or other documents pursuant to which the Vendor is obligated to request or obtain any such consent or approval or to make any such notification have been provided to the Purchaser.

3.3	Property of Vendor.

3.3.1	Condition of Purchased Assets. The Purchased Assets shall be sold and provided to the Purchaser in new condition.

3.3.2	Title to Purchased Assets. The Vendor is the owner of and has good and valid title to all Purchased Assets, free and clear of all Encumbrances.

3.3.3	Licences, Agency and Distribution Agreements. The Vendor hereby warrants and confirms that it is duly authorised to sell, distribute and otherwise deal in the Purchased Assets and can through this Agreement transfer such Purchased Assets to the Purchaser free from any lien and/or Encumbrances, with free and full title and therewith, all rights and benefits associated with this.

3.4	General Matters.

3.4.1	Security Matters.

(i)	The Vendor understands that the Payment Shares, may bear certain legends required in accordance with applicable securities laws;

(ii)	The Vendor understands that no public market now exists for the Payment Shares, but this shall be subject to the provisions of Clause 2.6 above;

(iii)	the Vendor has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Payment Shares and the transactions contemplated by this Agreement, including: (i) the legal requirements within its jurisdiction for the purchase of the Payment Shares; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Payment Shares.

3.4.2	Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement by the Vendor and each of the other agreements contemplated or referred to herein, and the completion of the envisaged Transaction, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations under:

(a)	any term or provision of any of the notice of articles, articles or other constating documents of the Vendor; or

(b)	any Permit, any order of any court, Governmental Entity or regulatory body or any Applicable Law of any jurisdiction in which the Business is carried on.

3.4.3	Compliance with Laws. Except to the extent expressly disclosed in this Agreement, the Vendor is not, in violation of any Applicable Law relating to, without limitation, its operations, advertising, sales or employment practices, wages and hours, or civil rights, which violation could reasonably be expected to have a Material Adverse Effect on the Purchaser’s ownership of the Purchased Assets or the Transaction.

3.4.4	Litigation. There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Vendor) pending or, to the best of the Vendor’s knowledge, threatened, by or against or affecting the Transaction or the Vendor, at law or in equity, or before or by any court or any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which might have a Material Adverse Effect on the Transaction or the Vendor or which might adversely affect the ability of the Vendor to enter into this Agreement or to consummate the Transaction. To the best of the Vendor’s knowledge, there are no grounds on which any such action, suit or proceeding might be commenced with any likelihood of success. Without restricting the generality of the foregoing, to the best of the Vendor’s knowledge, no product liability claims have been asserted or made, and continue to be outstanding, against the Vendor alleging any defect in the design, manufacture or materials of any of the products of the Business which could have a Material Adverse Effect on the Transaction.

3.4.5	Disclosure. The representations and warranties of the Vendor contained in this Agreement and in any document delivered thereunder are accurate and complete, and to the best of the Vendor’s knowledge, do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein and are not misleading. Without restricting the generality of the foregoing, there are no facts known to the Vendor which should be disclosed to the Purchaser in order to make any of the representations and warranties contained in this Agreement not misleading or which may have a Material Adverse Effect, and no facts are known to the Vendor which may have a Material Adverse Effect on or would operate to prevent the Purchaser from using the Purchased Assets or to operate the Purchased Assets in the manner in which the Vendor has operated similar machines prior to the date of this Agreement.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as stated below and acknowledges that the Vendor is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Transaction.

4.1	Status.

The Purchaser has been duly incorporated and organized and is a subsisting corporation in Good Standing under the laws of the jurisdiction under which it subsists and has full corporate power and authority to execute and deliver this Agreement and to consummate the Purchase and otherwise perform its obligations under this Agreement.

4.2	Due Authorization.

The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the Transaction and undertake that it will shortly hereafter, but no later than 48 hours, instruct Luxor Technologies to undertake the inspection referred to in Clause 2.5 and instruct its lawyers to take the actions as set out in the same Clause.

4.3	In relation to the Payment Shares.

4.3.1	There is no pledge, lien or other Encumbrance in, over or affecting the Payment Shares and there is no agreement or arrangement to give or create any such Encumbrance and no claim has been or will be made by any person to be entitled to any of the foregoing.

4.3.2	The Purchaser will be entitled to transfer the full legal and beneficial ownership of the Payment Shares to the Vendor on the terms of this Agreement without the consent of any third party, including but not limited to, an option or right of first refusal to acquire any of the Payment Shares and/or any equitable notes in relation to the same.

4.4	In relation to Litigation.

4.4.1	Neither the Purchaser, or any person for whose acts or defaults the Purchaser may be liable, is involved in a civil, criminal, arbitration or administrative proceeding. No civil, criminal, arbitration, administrative or other proceeding is pending or threatened by or against the Purchaser or any person for whose acts or defaults the Purchaser may be liable, as at the date of this Agreement.

4.4.2	No fact or circumstance exists which is likely to give rise to a civil, criminal, arbitration or administrative proceeding involving the Purchaser or any person for whose acts or defaults the Purchaser may be liable, as at the date of this Agreement.

4.4.3	There is no outstanding judgment, order, decree or arbitral award of a court, tribunal, arbitrator or governmental agency in any jurisdiction against the Purchaser or any person for whose acts or defaults the Purchaser may be liable, as at the date of this Agreement.

4.5	In relation to Material Disclosure.

4.5.1	The Purchaser has disclosed to the Vendor any and all information which is material or would reasonably be considered material, to the Vendor making an informed decision to enter into this Agreement and acquire the Payment Shares in the Purchaser for the Purchased Assets, prior to the date of this Agreement.

4.5.2	All written information and documentation disclosed by or on behalf of the Purchaser to the Vendor in connection with the negotiation and finalisation of the terms of this Agreement (including, without limitation, replies to pre-contract enquiries) is to the best of the Purchaser’s knowledge, information and belief, true and accurate in all material respects.

4.5.3	The rights and remedies of the Vendor in respect of any breach of the warranties or otherwise under this Agreement shall not be affected by the Transaction, by its rescinding or failing to rescind this Agreement, or failing to exercise or delaying the exercise of any right or remedy, or by any other event or matter, except a specific and duly authorised written waiver or release, and no single or partial exercise of any right or remedy shall preclude any further or other exercise.

4.6	Enforceability.

This Agreement has been duly and validly executed and delivered by the Purchaser and is a valid and legally binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

4.7	No Conflict.

The execution of this Agreement, the consummation of the transactions contemplated herein and therein and the performance by the Purchaser of its obligations hereunder and thereunder, and the compliance by the Purchaser with this Agreement do not violate, contravene or breach, or constitute a default under the constating instruments or by-laws of the Purchaser or agreements by which it is bound.

4.8	No Approvals.

No authorization, approval, order, licence, permit or consent of any Governmental Entity of Canada, any province of Canada, any municipal, regional or other authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Purchaser with any such Governmental Entity, regulatory body or agency, or court is required in order for the Purchaser:

4.8.1	to consummate the transactions contemplated by this Agreement;

4.8.2	to execute and deliver all of the documents and instruments to be delivered by the Purchaser under this Agreement;

4.8.3	to duly perform and observe the terms and provisions of this Agreement; and 4.8.4 to render this Agreement legal, valid, binding and enforceable.

Article 5
COVENANTS OF THE VENDOR

5.1	Standstill.

The Vendor agrees that immediately after the Closing Date it shall be bound by the terms of a standstill agreement to be further entered into by and between the Purchaser and the Vendor with respect to the Payment Shares.

5.2	Rights of First Refusal

5.2.1	The Vendor agrees that it shall grant the Purchaser exclusivity for crypto mining in Norway. Where the Vendor wishes to open a crypto mining farm in Norway, it agrees that it shall gave the Purchaser a first right of refusal in this regard. Notwithstanding the foregoing however, in the event the Purchaser wishes to procure machines for any crypto mining farms in Norway, the Vendor shall have the first right of refusal to provide the machines for such purposes.

5.2.2	In general, should the Purchaser wish to acquire more machines in addition to the Purchased Assets, the Vendor shall be granted a first right of refusal to provide the Purchaser with such machines on the same terms and conditions (but which machine specifications may differ, but shall always be of a similar or a higher specification). Where the Purchaser has received a quotation from a third party to provide machines, the Vendor shall have the right to match such quotation in terms of monetary amounts, with the same, similar or a higher specification of machines that are the subject of that quotation. Notwithstanding anything to the contrary herein contained, in the event that an alternative machines supplier of divergent technology or origin and of substantial strategic value to the Purchaser would approach the Purchaser to provide certain parts of machines and/or machines, the Purchaser shall be entitled to enter into a supply agreement with such third party without the application of the right of first refusal referred to hereinabove.

5.2.3	In addition to the first right of refusal that the Vendor has above, the Purchaser agrees to give the Vendor a first right of refusal with regards to any miner or machine financing which the Purchaser may wish to acquire at any time, and where a quotation has been received by a third party to provide such financing, a first right of refusal to provide such financing on the same or similar terms.

Article 6
COVENANTS OF THE PURCHASER

6.1	Board of Directors.

As soon as possible after the Transaction has taken place, the Purchaser agrees that it shall arrange for a representative of the Vendor to have a seat on the board of directors of the Purchaser. The nominated person by the Vendor for this purpose shall be Mr. Seyedmohammad Alizadehfard, subject to approval from the applicable authorities and shareholder approval in line with the articles of the Company. It is understood that such process may take up to 90 days and the Parties agree to execute all necessary steps to ensure that this is a smooth process, which shall at all times be carried out and enacted in good faith. Where Mr. Seyedmohammad Alizadehfard cannot be a director for any reason, Mr. Munaf Ali shall be nominated as the director for the sake of this Clause.

6.2	Advisory Board.

As at the same time, the Purchaser agrees that it shall arrange for a representative of the Vendor to become a member of the advisory board of the Purchaser. The nominated person by the Vendor for the purpose shall be Mr. Munaf Ali where Mr. Seyedmohammad Alizadehfard has been approved and added as a director of the Purchaser pursuant to the foregoing Clause. Where this is not the case and Mr. Munaf Ali is the director, Mr. Seyedmohammad Alizadehfard shall receive this place on the advisory board.

Article 7
SURVIVAL AND INDEMNITY

7.1	Survival.

The representations and warranties contained in this Agreement or in any document delivered hereunder shall survive the closing of the transactions contemplated by this Agreement and shall expire three (3) years after the Closing Date, except that the following representations and warranties shall continue pursuant to the following:

7.1.1	the representations and warranties given by a Party in respect of which there has been fraud shall continue in force indefinitely;

7.1.2	the representations and warranties of either Party relating to any Tax liability in respect of which there has been no fraud, shall terminate ninety (90) days following the expiration of the last to expire of any time within which an assessment, reassessment or similar document may be issued under any Applicable Law; and

7.1.3	the representations and warranties relating to title to property and ownership rights shall survive the closing of the Transaction for an indefinite period of time.

7.2	Indemnification by the Vendor.

The Vendor shall fully indemnify the Purchaser for the maximum relevant period specified in Clause 7.1 against all loss, liability and expense incurred or sustained as a result of (i) any Clause or breach of warranty or obligation by the Vendor under this Agreement and (ii) and such indemnity shall include, without limitation, reasonable expenses of investigation and legal fees and expenses in connection with any action or proceeding against the Vendor or the Purchaser.

7.3	Indemnification by Purchaser.

The Purchaser shall fully indemnify the Vendor, for the maximum relevant period specified in Clause 7.1, against all loss, liability and expense incurred or sustained as a result of any misrepresentation or breach of warranty or obligation by the Purchaser under this Agreement. Such indemnity shall include, without limitation, reasonable expenses of investigation and legal fees and expenses in connection with any action or proceeding against the Purchaser as a result of the preceding.

7.4	Indemnification and Obligation to Pay.

The Party providing indemnification hereunder (the “Indemnifying Party”) shall pay, on demand, to the Party being indemnified hereunder (the “Indemnified Party”) the undisputed amount paid or required to be paid by the Indemnified Party hereunder (the “Indemnified Amount”). Notwithstanding anything to the contrary set forth herein, if a Party makes a claim against the other Party and the Party against whom the claim is made disputes such claim, then the obligation of the claiming Party to otherwise pay the disputed amount pursuant to this Agreement is automatically suspended until such time as the parties to the dispute either settle such dispute or the dispute is otherwise finally resolved in accordance with the arbitration procedure or by the courts, as the case may be (“Final Resolution Date”). In no event shall interest accrue on the disputed amount until the date following the date on which the dispute is either settled or finally resolved, except if it is determined by the arbitration panel or the courts, as the case may be, that interest should accrue on the disputed amount from an earlier date.

7.5	Notice and Participation.

The Indemnified Party shall give the Indemnifying Party, Notice of any claim for which the Indemnifying Party, may be liable under Clauses 7.2 and 7.3 as the case may be and the Indemnifying Party shall be entitled, at its expense, to participate in any negotiations, to assume the defence of any action or proceeding and to settle for monetary damages any claim in respect of which indemnification is sought under this Clause. The Indemnifying Party shall not settle or compromise any such claim without the prior written consent of the Indemnified Party.

Article 8
CONFIDENTIALITY OF AGREEMENT

8.1	Confidentiality

Except as otherwise required by Law, each Party shall preserve the strict confidentiality of this Agreement and the transactions it contemplates and not disclose them, other than to another Party or to the Parties’ advisors for the purpose of the transactions contemplated under this Agreement, without obtaining the prior approval of each other Party to the content and the manner of such disclosure.

8.2	Disclosure

Except as otherwise required by Law, no Party shall issue a press release or make any other public statement or announcement relating to the Agreement or the transactions it contemplates without obtaining the prior approval of each other Party to the content and the manner of such disclosure. If disclosure is required by Law, the disclosing Party shall attempt in good faith to obtain each other Party’s prior approval to the content and the manner of that disclosure.

Article 9
MISCELLANEOUS

9.1	Non-Transferability, Reasonable Efforts.

9.1.1	The Parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of either Party to use its reasonable commercial efforts to obtain any approval or consent, shall not require such Party to make any payment to any Person for the purpose of procuring the same, other than payments for amounts due and payable to such Person, payments for incidental expenses incurred by such Person and payments required by any Applicable Law.

9.2	Fees and Expenses

Each Party shall pay its own legal and other expenses incurred in connection with the negotiation, preparation, entering into and performance of this Agreement and the transactions it contemplates.

9.3	Further Assurances

A Party shall promptly do, sign, deliver or cause to be done, signed and delivered all further acts, documents and things that another Party may reasonably require for the purposes of giving effect to this Agreement.

9.4	Notice

Any notice, consent or other communication under this Agreement shall be given in writing and delivered by hand, sent by courier and/or sent by email, to the address of each respective Party as follows:

9.4.1	if to the Purchaser:

Bitzero Blockchain Inc.
2416 Main Street, Suite 398,

Vancouver, British Columbia V5T 3E2

Attention: Jason Smart
Email: jason@bitzero.com

With a copy to:

Attention: Naeem Walji
Email: naeem@bitzero.com

And:

Attention: Mtre. Gilles Seguin
Email: gilles.seguin@bcf. ca

9.4.2	if to the Vendor:

Office 1 & 2, 1st Floor, Al Reemas Building, Sheikh Zayed Road, Dubai, UAE

Attention: Munaf Ali

Email: munaf@phoenixtech.org

With a copy to:

Attention: Seyedmohammad Alizadehfard
Fax: bijan@phoenixtech.org

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been effectively given when delivered to the recipients (as outlined above) in person, or when sent by email, during normal business hours of the recipient, and if not sent during normal business hours, then on the next Business Day, provided a “read” and/or “delivery” receipt has been requested and no “failure to deliver notification” has been received.

A Party may, from time to time, designate another address in accordance with this Clause by informing the other Party of such change in address in writing.

9.5	Severability

Each provision of this Agreement is separate and distinct and, if a provision of this Agreement is determined to be invalid, illegal or unenforceable, all other provisions will remain in full force and effect.

9.6	Waivers

A failure to act or delay in acting by a Party with respect to a non-performance, or the non-exercise of a right, under this Agreement will not operate as a waiver of that performance or of that right. The waiver of a right under this Agreement by a Party will not be effective unless it is given in a signed writing, in which case it will be effective in the specific instance and for the specific purpose given.

9.7	Default

The debtor of an obligation under this Agreement will be in default of that obligation by the mere lapse of time for performing it.

9.8	Successors and Assigns

This Agreement will bind and be for the benefit of a Party’s successor or permitted assign.

9.9	Non-Assignment

No Party may assign or delegate any right or obligation under this Agreement without the prior consent of each other Party.

9.10	Amendment

This Agreement may only be amended in a writing signed by each Party.

9.11	Governing Law and Jurisdiction

This Agreement is governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

The Parties irrevocably submit all disputes arising out of this Agreement to British Columbia courts, judicial district of Vancouver.

9.12	Counterparts

This Agreement may be signed in any number of counterparts, each of which is deemed to be an original and all of which taken together is deemed to constitute one and the same instrument. Each counterpart may be delivered by fax or email and a faxed or emailed copy is as effective as an original.

[signature page follows]

SIGNED at the place and on the date first-mentioned above.

	PHOENIX WORLD ELECTRONICS TRADING LLC.		BITZERO BLOCKCHAIN INC.

By:		By:
	MUNAF ALI CEO		AKBAR SHAMJI DIRECTOR

Schedule 1

Warranty

Service Terms and Conditions

After-Sales Maintenance Policy

Please read this After-Sales Maintenance Policy (this “Policy”) carefully. If you click on the “I Agree” button, it means that you have completely read, understood and are voluntarily bound by this Policy. Bitmain Technologies Limited. (“Bitmain” or “We” or “us”) reserve the right to amend this Policy at any time to the maximum extent permitted by the applicable law. If you do not agree with the revised terms, you should not purchase our Products or stop using our Services.

CONSUMER LAW: FOR CONSUMERS WHO ARE COVERED BY CONSUMER PROTECTION LAWS OR REGULATIONS IN THEIR COUNTRY OF RESIDENCE, THE BENEFITS CONFERRED BY THIS POLICY ARE IN ADDITION TO ALL RIGHTS AND REMEDIES CONVEYED BY SUCH CONSUMER PROTECTION LAWS AND REGULATIONS AND YOU SHOULD CONSULT THE CITIZENS ADVICE SERVICE IN YOUR COUNTRY OF RESIDENCE FOR FURTHER INFORMATION ON THESE RIGHTS.

Article 1 Definition

Unless otherwise defined, the following terms used in this Policy shall have the following meanings:

1.1 “Customer” means natural person, legal entity or other organization that registers and purchases Products or Service on this website.

1.2 “Product(s)” and “Service(s)” refer to products or service displayed and sold on this website, including, but not limited to, mining machines, power supply units (PSU), routing and after-sales inspection and maintenance service, etc.

1.3 “After-Sales Maintenance Service” and “Maintenance” refer to inspection and maintenance service provided by us for Products purchased by Customers. Among them, After-Sales Maintenance Service is categorized into Maintenance within the warranty period and Maintenance after the warranty period. Depending on the types of product failure, we may choose different resolutions, including repair, replacement, etc.

1.4 “Warranty Period” also means the free After-Sales Maintenance Service period, starting from the date of dispatch (as such date is indicated on this website). The different warranty periods for different products could be checked on the webpage of sales or in Repair Guide.

1.5 “DOA” means your request for Maintenance of the Product within 30 calendar days from the date of dispatch (as such date is indicated on this website) after you purchase a Product on this website.

1.6 “Second DOA” means your request for Maintenance of a repaired or replacement product within 15 calendar days from the date of delivery of the repaired or replacement product (as such date is shown on this website).

1.7 “Replacement Product” or “replacement product” means the Product of the same type or specifications provided to replace the defective Product or Product of the same brand with hash rates no less than that of the defective Product. Replacement Product may not be a new Product. The warranty period of the Replacement Product will be the remaining warranty period of the original Product calculated from the date of dispatch of the original Product, except when the warranty is voided in accordance with the terms and conditions of this Policy.

1.8 “EOS” means end of After-Sales Maintenance Service.

Article 2 Request for After-Sales Maintenance Service

2.1 If the Product you have purchased is found to be defective, you need to create a repair ticket (“Repair Ticket”) on this website. You may refer to the following web page for additional details https://support.bitrnain.com/hc/en-us/articles/226760527-How-to-create-or-edit-a-Apply-for-Repair-ticket.

2.2 You should carefully read this Policy, as well as Repair Guide and How much does a repair cost? before creating a Repair Ticket. You acknowledge and agree that if your Product cannot be serviced free of charge, you will be charged maintenance fees. You shall only create a Repair Ticket if you agree and accept the terms of this Policy, Repair Guide and How much does a repair cost? Otherwise, please do not purchase our Product or Service and do not create a Repair Ticket. If you have any questions about any term of this Policy or the Repair Guide, please contact our after-sales service support staff.

2.3 The information provided in the Repair Ticket (including, but not limited to, product type, quantity, tracking number, contact information and delivery address) must be accurate and complete. Otherwise, we have the right not to provide Maintenance and all losses shall be borne by you.

2.4 If you need to update tracking information after the creation of the Repair Ticket, you should do it within 7 days of the date of the Repair Ticket Creation, and ensure that the Product will arrive at our service location within 15 days of the date of Repair Ticket Creation. You shall bear all costs and risks of loss of, or damage to, the Product if you fail to update tracking information or deliver the Product within the above-stated time.

Article 3 Sending for Maintenance

3.1 At present, we provide After-Sales Maintenance Service via mail. You should, at your own expense, deliver the Product to the service location of your choice in accordance with our instructions. Using sea freight to deliver defective Product is not allowed as the Antminers are susceptible to moisture damage.

3.2 Before delivering the Product, please backup and delete personal data, software programs or any other information (collectively, “Data”). During Service, it is possible that your Data will be lost or damaged or we may send you a Replacement Product, and we do not take responsibility for damage or loss of Data.

3.3 In order to prevent damage during transportation, you must use moisture-proof packaging filled with sufficient cushioning material. We suggest that you use the Product’s original packaging. Failure to properly pack the Products for transportation (including unpacked Product, Product without cushioning, inappropriate packaging materials, etc.) may void the warranty. You may want to consider insuring your package in case of damage or loss during transportation. In addition, you will be charged return freight for the repaired or replacement products according to the How much does a repair cost?

3.4 Under the following circumstances, we have the right to refuse servicing your Product:

(1) You have not created a Repair Ticket properly or at all.

(2) You have not paid the freight.

(3) The Product is damaged during transportation.

We may, as a courtesy, still provide the After-Sales Maintenance Service, but you are responsible for the freight and risk of loss of, or damage to, the Product during transportation.

3.5 In the absence of any of the circumstances specified in Article 3.4, we will sign for the parcel and unpack it to inspect the Product failure situation. You should be aware that: except in the case of Non-maintenance, Mixed boards under this Policy, we will make repairs while disassembling and inspecting the Product, you cannot ask us to directly return the product without repair.

3.6 You agree that we do not need to return the defective Product or parts that are replaced. The Replacement Product or parts may not be new, but they must be in good working condition and perform functions substantially similar to the replaced Product or parts. The warranty period for the Replacement Product or replacement parts will be the remaining warranty period of the original Product.

3.7 You agree that we have the sole discretion to choose whether to repair or replace the Product or any part thereof.

3.8 If you send the hash boards separately for repair, please note that due to technical reasons, the performance of repaired hash boards may differ from the original hash boards.

Article 4 Maintenance Policies

4.1 Free Maintenance

4.1.1 If your Product is under warranty and subject to the terms of this Policy, we will service the Product free of charge and will pay for the return freight.

4.1.2 You should create a Repair Ticket on our website within the warranty period (the time of the Repair Ticket will be shown on the website) and deliver the Product to the service location of your choice as identified in the Repair Ticket within 15 days from the date of the Repair Ticket. If the Product does not arrive at the service location on time, we will determine whether the Product is within the warranty period based on the actual arrival date.

4.2 Non-maintenance

4.2.1 We reserve the right to make such diagnoses as may be necessary in order to determine the cause of the defect and will not provide repair Service under the following circumstances:

(1) Product has been lost before the arrival at the service location;

(2) Product is damaged due to the use of third-party over-frequency software;

(3) Any Product other than Antminer;

(4) Scratches or other cosmetic damage to Product surfaces that do not affect the operation of the Product;

(5) Scrap: including but not limited to, burned boards, corrosion/oxidation of Products, disconnection of chip pins, PCB breakage, board via holes blockage, and the use of POE switches, etc. For more details, please refer to the website: baps: support.bitinain.com ‘he. en - us/articles/220667768-Warrantv-k-vo i \\ hen-hash-board-damatzed-bevond-re )air;

(6) Fraud as determined by us, including, but not limited to, deliberately forging or replacing barcodes of Products or parts, or other attempts to obtain After-Sales Maintenance Service that the Customer is not otherwise entitled to. Products and parts that do not have the original barcodes will not be eligible for Maintenance.

(7) A notification of EOS of a certain Product model has been issued and the period of notification has been expired.

4.2.2 If we determine that the Product meet the Non-maintenance criteria, such Product will be returned at your own cost. Further, any storage fee (if any) shall also be borne by you before your Product is returned.

4.3 Maintenance with Charges

4.3.1 We reserve the right to charge fees for repair Services under the following circumstances:

(1) Product with an expired warranty, including (i) the warranty of the Product has expired when the Repair Ticket is created ( as such date is indicated on this website); or (ii) the Product does not arrive at the service location within the time period described in Section 4.1.2 of this Policy, and the warranty of the Product has expired when the Product arrives at the service location.

(2) Voided warranty due to:

●	Product damage caused by improper installation, use and maintenance;

●	Product damage or failure caused by dropping, accident, theft, abuse, negligence, improper operation;

●	Product damage caused by physical interference, including but not limited to, moisture, fire, flood, lightning, transportation, and extreme environment;

●	The entire Product, the board, or components of the board are crushed, broken, burnt, dropped, damaged due to improper operation;

●	Product damage caused by overvoltage or undervoltage or leakage;

●	Product damage caused by significant higher or lower ambient temperature exposure;

●	Product damage caused by humidity, oxidation, corrosion and short circuit to the Product, units or any part thereof;

●	Product damage or loss caused by natural disasters, including, but not limited to, floods, lightning, fires, earthquakes, tsunamis and lightning strikes, etc.

●	Disassembly or alteration of Product by any person other than us or an authorized service provider of us;

●	Product damage or failure caused by the use of power supply, parts or units which are neither supplied by us nor our authorized providers;

●	Unauthorized changes on firmware and hardware;

●	Product damage or failure caused by the use of unauthorized firmware or drivers, including but not limited to firmware that enables users to apply an over frequency setting;

●	Product damage resulting from non-commonality and/or incompatibility with current and/or future versions of operating systems, software and/or hardware;

●	Damage or loss of data due to improper use;

●	Product without original barcode or SN label or which has been altered, defaced or removed;

●	Mixed boards: any or all of the hash boards or control boards in a Product are not the original parts of such Product, or anything preventing us from determining whether the hash boards or control boards are the original parts of such Product;

●	Direct operation of Product without being connected to drainage assemblies (applicable to Products requiring connection to drainage assemblies);

●	Daily wear and tear;

●	Any reason other than those caused by us that makes it impossible for us to diagnose whether the Product is under warranty.

(3) Product sent for Maintenance without proper packaging, including unpacked Product, Product without sufficient cushioning material, etc. For the suggestion of proper packaging, please refer to the website: ((Packaging Recommendations for Returning Antminers for Repair))

(4) As to the chips missing in the hash boards, you shall bear the cost of the chips replaced in case the hash boards are repairable.

4.3.2 For Products that are not entitled to Maintenance free of charge, we will provide you with the estimated charges and return the repaired or replacement products after you have paid for the Maintenance.

4.4 Special provisions of mixed board Products

4.4.1 You agree that we have the sole discretion in determining whether your Products belong to mixed board Products.

4.4.2 In the case of mixed board Products, we will inform you of the repair options:

●	You may pay a service fee in accordance with the fee estimate, and we will return repaired or replacement products; or

●	You may choose not to repair such Products and we will return them directly to you after you have paid for the return freight and other fees (if any).

4.4.3 The repaired mixed board Products enjoy the Warranty Period of 15 days. 4.5 EOS Policy

We will be at our own discretion to issue the EOS notification of a certain Product model. When the period of notification expires, we shall no longer provide the After-Sales Maintenance Service of a certain Product model either for free or for charge. Meanwhile, you cannot create a repair ticket on this website since the expiration of the EOS notification period.

Article 5 Fees and Payment

5.1 You can refer to How much does a repair cost? for more details about service fees; provided, however, that the exact amount of the service fee shall be determined at the time of Service.

5.2 You should pay for After-Sales Maintenance Service in US dollars within three (3) calendar days after we have provided a fee estimate. We will only deliver the repaired Product after receiving your payment. You can pay for the service fee or other fees through bank transfer (USD). We reserve the right to change the ways of payment and you should refer to the payment instruction indicated on this website.

If you choose to pay through bank transfer, please do make sure that you have uploaded to the webpage of After-Sales Maintenance Service order on this website the information including the name of the payer and bank note of the payment upon your payment. Otherwise, we have the right not to return the repaired or replacement Product.

5.3 If you fail to pay the applicable service fees within thirty-five (35) calendar days after we have provided the fee estimate, we will charge you an additional storage fee commencing the 36th calendar day after we have provided the fee estimate at a rate of USD [$1.5] per day for mining Products and USD [$0.75] per day for other Products. If you fail to pay the applicable service fees within ninety-five (95) calendar days after we have provided the fee estimate, we will notify you that it considers your Product to be abandoned, we may dispose of your Product in accordance with applicable provisions of law, and, specifically, may sell your Product at a private or public sale to pay for any outstanding Services performed. We reserve our statutory and any other lawful liens for unpaid charges.

5.4 If any Product is stored at our service location, including due to your failure to create Repair Ticket or any inconsistency between Repair Ticket and the transportation, we will collect storage fees commencing the [36th] day after receiving the Product. If you fail to pay the applicable service fees within ninety-five (95) calendar days after we have provided the fee estimate, we will notify you that it considers your Product to be abandoned, we may dispose of your Product in accordance with applicable provisions of law, and, specifically, may sell your Product at a private or public sale to pay for any outstanding Services performed. We reserve our statutory and any other lawful liens for unpaid charges.

5.5 Unless you provide alternative instructions, we will return your repaired or replacement product to the mailing address you have furnished when you authorize the Service. If your Product is returned to us because delivery could not be completed at the address given, we will attempt to contact you for an alternative mailing address. If you do not provide an address at which we or our agent may deliver your Product within sixty (60) days after the original delivery attempt, we will notify you that it considers your Product to be abandoned. We will send notice to the mailing address you have furnished when you authorize the Service. In the event that your Product is abandoned, we may dispose of your Product in accordance with applicable provisions of law, and, specifically, may sell your Product at a private or public sale to pay for any outstanding Services performed. We reserve our statutory and any other lawful liens for unpaid charges. You shall strictly comply with any applicable tax laws and regulations. Any activities by using the payment service provided by this website or the third-party payment authority to violate the applicable tax supervision laws and regulations or other illegal activities are prohibited. Any loss caused by your violation of any applicable laws, regulations, normative documents and policies shall be borne by yourself and you shall be responsible for reimbursement of the loss and damages to us or any third party arising from the same. Furthermore, we shall have the right to terminate the service in case of your breach of this Policy.

Article 6 Returns

6.1 Unless you provide alternative instructions, we will return your repaired or replacement product to the mailing address you have furnished when you authorize the Service. If your Product is returned to us because delivery could not be completed at the address given, we will attempt to contact you for an alternative mailing address. If you do not provide an address at which we or our agent may deliver your Product within sixty (60) days after the original delivery attempt, we will notify you that it considers your Product to be abandoned. We will send notice to the mailing address you have furnished when you authorize the Service. In the event that your Product is abandoned, we may dispose of your Product in accordance with applicable provisions of law, and, specifically, may sell your Product at a private or public sale to pay for any outstanding Services performed. We reserve our statutory and any other lawful liens for unpaid charges.

6.2 We will use the carrier you have selected on the Repair Ticket to return your Product whenever possible. If your preferred carrier cannot deliver the Product to the address provided in the Repair Ticket, we will deliver the Product using an alternative carrier. We may not provide you with written notice prior to delivering your Product via the alternative carrier. If you request that your Product be returned by air, we will charge you additional freight.

6.3 You will be responsible for delivering the Product to our service location and prepaying freight and any additional fees in connection therewith. Unless your Product is a non-maintenance Product, a mixed board Product or a Product needs to be scraped (in such case, you can choose not to repair the Product and request us to return the Product at you own expense of the return freight), we will be responsible for returning the Product to you and bear the return freight expense. The local tariffs, taxes and other related expenses (if any) shall be on your account. Please note that the place of shipment of repaired or replacement products may not be the same as the address to which you delivered the product.

6.4 Please send the Products to our designated address via mail and prepay the freight. If you send the Product by freight collect, or you failed to send it to our designated address (including logistics pick-up point), we will not be able to receive the product, and all consequences will be borne by you.

6.5 We will send repaired or replacement product to the address provided by you and the recipient designated in the Repair Ticket. You shall be responsible for any additional costs caused by any incorrect or incomplete information.

6.6 For DOA and Second DOA, and if the Product is not subject to Sections 4.2 and 4.3 above, you can apply for transportation subsidies not higher than the fees posted on the website after sending us the Product for Maintenance. When applying for a transportation subsidy, you need to provide us with proof of the freights you have paid, which proof shall not be forged or modified. We reserve the right to decline your application for shipping subsidies if the conditions set forth in this section 6.5 are not met.

6.7 Please send the Product that is eligible for transportation subsidy separately. Otherwise, we may not be able to distinguish the Product that is eligible for a subsidy and the Product that is not, and the issuance of the subsidy will be refused.

6.8 Once we deliver the Product out to you, the risk of damage and loss passes to you after we deliver the parcel to the carrier. In the event of any damage to or loss of Products during transportation, you should settle such disputes with the carrier.

Article 7 Compliance with Laws and Regulations

7.1 You guarantee that you are a legally established legal person, other entity or a natural person with full civil capacity and ability under the laws of your jurisdiction; and you are eligible and capable of entering into and performing this Policy

7.2 As the initiator of this After-Sales Maintenance Service, you guarantee that you have the right to send the request with accurate, complete and legal information and you agree to bear the loss and risk without the same. We shall only proceed according to your request and would not bear any liability arising from your request.

7.3 You guarantee that you shall comply with any operation rules and regulations issued by this website and other Service providers and you shall not use other’s name to initiate any service of this website. You shall not take part in any illegal activities by using this website, including but not limited to fraud, money-laundering, cash-withdrawing and gambling. You shall not employ the faked or invalid bank account, or make any bogus transactions by using the payment system of this website.

7.4 You guarantee that you are not listed in the “Entity List”, “Denied Persons List” or “SDN List” published by the applicable United States government agencies, nor are you directly or indirectly belonging to or controlled by any of the subjects in the above lists, nor are you subject to any import and export controls, sanctions or restrictions imposed by the United States, the European Union or its member states. You guarantee that all information you have provided to us is true, accurate, complete, and not misleading.

7.5 You may not use or otherwise export or re-export the Products serviced except as authorized by the laws of the jurisdiction in which the Products were obtained. In particular, but without limitation, the Products may not be exported or re-exported in violation of export laws, including if applicable, export or re-export into any US-embargoed countries or to anyone on the US Treasury Department’s list of Specially Designated Nationals or the US Department of Commerce Denied Person’s List or Entity List. You represent that you are not located in any country or on any list where the provision of Product to you would violate the applicable law. You also agree that you will not use Products for any purposes prohibited by the applicable law.

7.6 You guarantee that the Products under this Policy are intended for civilian use only and may not be exported, re-exported or transferred to (a) any entity for military use; (b) any person or subject listed by the United States Government on the Entity List, Denial of Persons List, or Specially Designated Nationals List; (c) any end user involved in VVMD-related activities. WMD-related activities include, but are not limited to, the following :(1) design, development, production or use of nuclear materials, facilities or nuclear weapons; (2) Design, develop, produce or use missiles, or support missile programs; (3) The design, development, production or use of biological and chemical weapons.

7.7 You guarantee that you shall fully comply with all applicable laws and regulations regarding cryptocurrency-related businesses, including but not limited to laws and regulations regarding cryptocurrency transactions, cryptocurrency mining businesses and cryptocurrency technology services when using Products or Services. You shall not take any action that would cause this website to be in violation of any aforementioned applicable laws or regulations. We shall not assume any responsibility for any loss or damage arising from any violation by you of the aforementioned applicable laws or regulations and you shall be fully and exclusively liable for and shall defend, fully indemnify and hold harmless this website from and against any and all claims, demands, actions, costs or proceedings brought or instituted against this website arising out of or in connection with any violation by you of any aforementioned applicable laws or regulations in relation to cryptocurrency-related businesses.

Article 8 Liability

8.1 We do not guarantee that your Data will not get lost during the Services. It is your responsibility to back up your Data before sending in the Product for Services. We will not be responsible for loss, recovery, or compromise of Data, programs or loss of use of equipment arising out of the Services. You represent that your Product does not contain illegal files or data.

8.2 Successful Maintenance depends on the extent of damage to the Product and we do not guarantee in any form.

8.3 TO THE EXTENT PERMITTED BY LAW, THE EXPRESS WARRANTIES, CONDITIONS AND REMEDIES SET OUT IN THIS POLICY ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, CONDITIONS, TERMS, UNDERTAKINGS, OBLIGATIONS AND REPRESENTATIONS, WHETHER ORAL OR WRITTEN, STATUTORY, EXPRESS OR IMPLIED. TO THE EXTENT PERMITTED BY LAW, BITMAIN SPECIFICALLY DISCLAIMS AND EXCLUDES ANY AND ALL STATUTORY AND IMPLIED WARRANTIES, CONDITIONS, TERMS, UNDERTAKINGS, OBLIGATIONS AND REPRESENTATIONS RELATED TO OR ARISING IN ANY WAY OUT OF THIS POLICY, INCLUDING ANY IMPLIED WARRANTY OR CONDITION OF MERCHANTABILITY, SATISFACTORY QUALITY, CARE, SKILL OR FITNESS FOR A PARTICULAR PURPOSE.

8.4 AS A CONSUMER, YOU MAY HAVE CERTAIN ADDITIONAL RIGHTS WITH REGARD TO SERVICES AND PRODUCTS PROVIDED UNDER THIS POLICY. PLEASE REFER TO YOUR LOCAL CONSUMER AUTHORITY FOR MORE INFORMATION ABOUT YOUR RIGHTS. IF NOT COVERED BY THESE RIGHTS, BITMAIN DOES NOT ACCEPT LIABILITY BEYOND THE REMEDIES SET FORTH HEREIN, INCLUDING BUT NOT LIMITED TO ANY LIABILITY FOR PRODUCT NOT BEING AVAILABLE FOR USE, LOST PROFITS, LOSS OF BUSINESS OR FOR LOST, CORRUPTED, OR COMPROMISED DATA OR SOFTWARE, OR THE PROVISION OF SERVICES. EXCEPT AS EXPRESSLY PROVIDED HEREIN, BITMAIN WILL NOT BE LIABLE FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, OR PUNITIVE DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, OR FOR ANY CLAIM BY ANY THIRD PARTY. YOU AGREE THAT FOR ANY LIABILITY RELATED TO THE PURCHASE OF PRODUCT, BITMAIN IS NOT LIABLE OR RESPONSIBLE FOR ANY AMOUNT OF DAMAGES ABOVE THE AMOUNT OF YOUR ORDER. IN CONSUMER CASES, THE LIABILITY FOR (1) PERSONAL DEATH AND INJURY AND (2) FRAUD MAY BE WIDER THAN NEGLIGENCE CAUSED LOSS AND IN SUCH CASES BITMAIN DOES NOT SEEK TO EXCLUDE THIS LIABILITY.

8.5 Upon the expiration of the EOS notification period of a certain Product model, we shall be exempted from any liabilities arising from or in connection with the malfunction of the certain Product model caused by all and any reasons.

Article 9 User Information Posted on the Website

9.1 Any information sent, transmitted or uploaded by you on this webiste, such as email address, delivery contact, bank account number, ID type, ID information, mobile phone verification code or other information or data (collectively, “User Information”), shall be true, legal and valid. You understand and agree that you are obligated to maintain the authenticity and validity of the user information provided by you. You shall timely update the user information you provide. If we are required by the laws or supervision authority that we as trading counterpart must verify the user information for some customers, we will be in accordance with the law from time to time to check that your user information. You should cooperate to provide the latest, true, complete and effective user information.

9.2 You agree to grant us and our contractors and business partners the exclusive and transferable right to use, copy, store and distribute such User Information, and to derive works from it or integrate it into other works.

9.3 For the convenience of your use of this website, online payment and other related services, you authorize us to provide your information generated in the process of account registration and trading to the third party payment institutions and other related services provider; or to collect your information provided or generated in the process of account registration and trading from us, the third party payment institutions and other related services provider.

9.4 You agree not to release, upload or transfer any user information in violation of host country Internet-related laws and regulations, or infringing upon any third party’s intellectual property rights, privacy rights or other legitimate rights, i.e. using other’s receiving contact information or email address without his/her consent. You understand and agree that we have the right to delete any User Information for any reason or without any reason, including, without limitation, (I) that violates this Policy, (ii) that is offensive or illegal, or (iii) that may damage, infringe or threaten the rights of any User and/or any other person or entity.

Article 10 Agree to Receive Notifications Sent by Us

10.1 When you register as a user of this website and login or transact through the user account, you should provide us with real and effective contact information (including your email address, phone number, mailing address, etc.). Once your contact information is changed, you have an obligation to update it and maintain it can be connected.

10.2 We will send you all kinds of notices to one or more of your above contact ways, which may have a material beneficial or adverse effect on your rights and obligations, so please pay attention to them in a timely manner.

10.3 A notice shall be deemed to have been given on the following dates:

●     If it is published through this website, blog, etc., the date of publication shall be deemed as the effectively-served date.

●     SMS messages successfully delivered to the contact phone number provided by you and E-mail messages successfully delivered to the email address provided by you will be deemed that the messages have been effectively served.

●     If a notice is served through a social communication software, it shall be deemed to have been effectively served upon successful delivery.

●     Notices sent by express mail service shall be deemed to have been duly served on the fifth calendar day starting from the date of posting.

●     If the service is made by more than one means, the earliest date of service shall be deemed as valid.

10.4 You agree that we have the right to send you certain information relating to this website. We will send you an electronic version of the information to the email address you registered at the time you created your account. You have the right to prohibit the distribution of information in accordance with applicable law, but if you do so, we may revoke some of your rights on this website.

10.5 By accessing and using this website, you agree that you will be prepared with the software and hardware necessary to receive such notifications. If you do not agree to receive any notice electronically, you should stop using or accessing this website.

Article 11 Cooperate with the Investigation

11.1 If your account has suspicious transactions, illegal transactions, risky transactions and other risk events, you agree that we have the right to provide your registration information, transaction information, identity information, logistics information, etc. on this website in accordance with the requirements of relevant judicial authorities, supervision authorities or third-party payment agencies to cooperate with the investigation. In addition, you are obligated to provide further information upon our request, if necessary.

11.2 If the anti-money laundering system screening finds out your trading data is abnormal, in order to comply with the relevant anti-money laundering laws and regulations and regulatory requirements, you agree that we shall have the right to submit your transaction information to the state supervision authorities and the third-party payment institutions, including but not limited to your name, account number, name of financial institutions of the account, trading background and so on. If we do not have full possession of the above information about you, you need to provide the above information within the time limit required by us.

Article 12 Stopping Using & Compensation

12.1 If we believe that any of your actions violates any applicable laws, this Policy or other terms (as defined in “Compliance with Relevant Terms” under this Policy) or damages the interests of other users, affiliates or us, including but not limited to fraud, theft or misappropriation of other’s account, theft or counterfeiting of bank card number, theft or misappropriation of other’s payment terminal equipment. If the following events occur, we may terminate or suspend your access to all or part of this website without the prior notification by us: (1) you have endangered other’s security of transaction or account;(2) the cardholder refuses to pay; (3) you have refused to cooperate with the investigation.

12.2 If your conduct causes us and/or our affiliates and third parties to suffer losses (including direct economic losses, loss of goodwill and indirect economic losses such as fines, compensation, settlement fees, attorney’s fees and legal costs paid to external parties), you shall indemnify us and/or its affiliates and third parties for all the above-mentioned losses.

12.3 If your conduct causes us and/or its affiliates and partners to be subject to a third party’s claim, we and/or its affiliates and partners may recover from you for all losses after we assume monetary payment and other obligations to the third party.

12.4 If your conduct causes any loss to a third party or you fail to perform the obligation of compensation, you agree to entrust us to use our own funds to pay the above amount on your behalf, and you shall return such amount and compensate us for all the losses caused thereby.

12.5 You agree that we and/or our affiliates may directly set off your rights and interests under our and/or our affiliates’ other agreements and may continue to claim any amounts due but not paid by you.

Article 13 Force Majeure

“Force Majeure” refers to all events occurring after the execution of this Policy, which cannot be foreseen at the time of execution, whose occurrence and consequences are unavoidable or insurmountable, and which prevent either party from performing this Agreement in whole or in part. These events include earthquake, typhoon, flood, fire, war, riot, civil unrest, epidemic or government behavior (including but not limited to government embargo of hardware, software, technology related to the Product or Service, etc.), international or domestic transportation interruption, and other events deemed as force majeure under applicable law or general international business practices. Lack of funds by either party shall not be an event of force majeure.

After the occurrence of a force majeure event :(1) The party affected by the force majeure event shall not be deemed to be in breach of this Policy if it suspends its performance of this Policy within the period of delay caused by the force majeure event, and shall not be liable for the delay or failure to perform its obligations under this Policy caused by the force majeure event; (2) The party affected by the force majeure event shall immediately notify the other party in order to mitigate the loss that may be caused to the other party, and shall provide proof of the occurrence and estimated duration of the force majeure event within 15 working days after the occurrence of the force majeure event; (3) The liability for delay of monetary debts shall not be discharged due to force majeure.

Article 14 Miscellaneous

14.1 Please refer to the Repair Guide for the contents not specified in this Policy. In case there is any conflicts between this Policy and the Repair Guide, this Policy shall prevail. We reserve the right to illustrate this Policy.

14.2 Each of our worldwide repair sites has a specific range of services, as detailed in the Repair Guide. Please be sure to contact our customer service staff in advance to choose the best repair site for you.

14.3 We may make changes to our Products or Services, or to the applicable prices for such Products or Services. The information provided online with respect to Products and Services may be out of date, and Bitmain makes no commitment to update the information provided online with respect to such Products or Services.

14.4 You agree that the laws of Hong Kong, without regard to principles of conflict of laws, will govern this Policy and any dispute of any sort that might arise between you and Bitmain Technologies Limited.

14.5 Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Center under the UNCITRAL Arbitration Rules in force when the notice of arbitration is submitted. The arbitral proceeding shall be conducted both in the languages of Chinese and English. The decision and awards of the arbitration shall be final and binding upon the parties hereto.

14.6 Should you in any manner have violated or threatened to violate Bitmain’s, its affiliate’s, subsidiary’s, or its associates’ intellectual property rights, Bitmain may seek injunctive or other appropriate relief in any court or arbitration center of our choice. You consent to exclusive jurisdiction and venue in such courts or arbitration center.

14.7 If any of the aforementioned terms are held by a court or other tribunal of competent jurisdiction to be void or unenforceable, such term shall be limited or eliminated to the minimum extent necessary and replaced with a valid provision that best embodies the intent of the term, so that the terms shall remain in full force and effect.

14.8 Compliance with Relevant Terms : You shall also observe the terms and conditions on these webpages: Policy of Use of Product (please refer to: Conditions of Use) and Privacy Policy (please refer to: The Bitmain Privacy Statement ). Some services on this website (including but not limited to the on-line pay service) are provided by our business partners. When you use such services, you shall also observe the rules, terms and agreements provided by these business partners concerning the specific service (collectively, “Other Applicable Terms”).